Exhibit 99.3

Lock-Up Agreement

This Lock-Up Agreement (this “Agreement”) is made and entered into as of June 20, 2025, by and between MicroAlgo Inc., a Cayman Islands exempted company (the “Company”), and WiMi Hologram Cloud Inc. (the “Securityholder”).

RECITALS

WHEREAS, the Company and the Securityholder are parties to that certain Convertible Note Purchase Agreement, dated June 20, 2025 (the “Purchase Agreement”), pursuant to which the Company has agreed to issue a convertible promissory note to the Securityholder (the “Note”);

WHEREAS, upon conversion of the Note, the Securityholder will receive Class A ordinary shares of the Company (the “Conversion Shares”); and

WHEREAS, as a condition to the transactions contemplated by the Purchase Agreement, the Securityholder has agreed to execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Lock-Up of Conversion Shares. The Securityholder agrees that, during the Lock-Up Period (as defined below), it will not, directly or indirectly, (a) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Conversion Shares, or any options or warrants to purchase any Conversion Shares, or any securities convertible into, exchangeable for or that represent the right to receive Conversion Shares (collectively, the “Locked-Up Securities”), or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Locked-Up Securities, whether any such transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

2. Lock-Up Period. The restrictions set forth in Section 1 shall commence on the date any Conversion Shares are issued to the Securityholder and end at 5:00 p.m. Eastern Time on June 19, 2035 (the “Lock-Up Period”).

3. Permitted Transfers. Notwithstanding the provisions of Section 1, the Securityholder may transfer the Locked-Up Securities during the Lock-Up Period:

(a) to any affiliate (as defined in Rule 405 under the Securities Act of 1933, as amended) of the Securityholder;

(b) in connection with a bona fide third-party tender offer, merger, consolidation, or other similar transaction made to all holders of the Company’s ordinary shares involving a change of control of the Company, provided that if such transaction is not completed, the Locked-Up Securities shall remain subject to the restrictions contained in this Agreement; or

(c) with the prior written consent of the Board of Directors of the Company.

(d) by operation of law, including pursuant to a court order

Provided, however, that in the case of any transfer or distribution pursuant to clauses (a) through (d), it shall be a condition to the transfer that the transferee executes an agreement, in a form reasonably satisfactory to the Company, stating that the transferee is receiving and holding such Locked-Up Securities subject to the provisions of this Agreement.

4. Miscellaneous.

(a) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

(b) Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, oral or written, with respect thereto.

(c) Amendments. This Agreement may not be amended or otherwise modified except by an instrument in writing signed by both the Company and the Securityholder.

(d) Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or sent by email to the addresses specified on the signature page hereof.

(e) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

SECURITYHOLDER:

WIMI HOLOGRAM CLOUD INC.

By:
Printed Name:	Shuo Shi
Title:	Chief Executive Officer

COMPANY:

MicroAlgo Inc.

By:
Printed Name:	Min Shu
Title:	Chief Executive Officer

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